News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications   812.376.1917
Greg Ehlinger, Chief Financial Officer   812.376.1935

IRWIN FINANCIAL CORPORATION ANNOUNCES
SALE OF ADDITIONAL 810,000 SHARES OF COMMON STOCK IN PUBLIC OFFERING

(Columbus, IN, February 27, 2002) Irwin Financial Corporation (NYSE: IFC) today announced the completion of its sale of 810,000 additional shares of common stock upon exercise of the underwriters' overallotment option in connection with the company's recent public offering. As announced February 15, 2002, a total of 5.4 million shares of common stock were previously sold in the offering. The public offering price was $14.15 per share.

Irwin Financial Corporation (www.irwinfinancial.com) is an interrelated group of specialized financial services companies. The Corporation, through its five subsidiaries -- Irwin Home Equity Corporation, Irwin Mortgage Corporation, Irwin Union Bank and Trust Company, Irwin Capital Holdings, and Irwin Ventures LLC -- provides a broad range of consumer and commercial financial services in selected markets nationwide.